UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
October 21, 2008
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 21, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Press Release

HARMONY APPOINTS NEW COMPANY SECRETARY
Johannesburg. Wednesday, 2 October 2008. Harmony Gold Mining Company Limited (“Harmony”) has appointed a new Company Secretary, Khanya Maluleke, who assumed her role with effect from 1 October 2008. Khanya, who has obtained her LLB and LLM (Commercial Law), has more than 13 years of legal and compliance experience and practice. She will be primarily responsible for the company’s secretarial duties.
This new appointment came as a result of former Company Secretary, Marian van der Walt, changing her portfolio by being appointed as Executive: Corporate and Investor Relations, effective 1 October 2008. Marian’s duties will include building and improving Harmony’s Investor Relations function through best practices, while assisting Harmony’s Chief Executive Graham Briggs with corporate actions that are in line with the company’s strategy.
“I am confident that both ladies will be successful in their roles and will contribute to driving Harmony to greater heights,” says Briggs.
ends.
Issued by Harmony Gold Mining
Company Limited
2 October 2008
For more details contact:
Graham Briggs
Chief Executive Officer
on +27(0)83 265 0274
or
Marian van der Walt
Executive: Corporate and Investor
Relations
on +27(0)82 888 1242
Corporate Office:
Randfontein Office Park
P O Box 1
Randfontein
South Africa 1796
T +27 (11) 411 2000
For more information on Harmony,
    please visit www.harmony.co.za
JSE:           HAR
NYSE:        HMY
NASDAQ:  HMY
ISIN No.:    ZAE000015228